Exhibit 99.2

SEASPAN CORPORATION UNIT 2, 16/F., W668 BUILDING NOs. 668 CASTLE PEAK ROAD CHEUNG SHA WAN, KOWLOON HONG KONG, CHINA

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS
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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR
the following proposals:		For	Against	Abstain

1.	To approve the Agreement and Plan of Merger, dated as of November 20, 2019, as it may be amended from time to time (the “Merger Agreement”), by and among Seaspan Corporation (“Seaspan”), Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Seaspan (the “Merger”), and Seaspan will continue as the surviving corporation and a wholly owned subsidiary of Atlas (the “holding company reorganization proposal”).	☐	☐	☐

2.	To approve a provision in the Amended and Restated Articles of Incorporation of Atlas, attached to the Merger Agreement, stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates.	☐	☐	☐

3.	To approve the adjournment of the Special Meeting of Shareholders, if necessary, to solicit additional proxies if there are not sufficient votes to approve the holding company reorganization proposal at the time of the Special Meeting of Shareholders.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice & Proxy Statement is available at www.proxyvote.com

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SEASPAN CORPORATION

Special Meeting of Shareholders

February 27, 2020 10:00 AM Hong Kong Time

This proxy is solicited on behalf of the Board of Directors of Seaspan

Corporation

The undersigned hereby appoint(s) Bing Chen and Ryan Courson, and each of them, as proxies for the undersigned, each with full power to act without the other and with full power of substitution, to vote, as provided on the reverse side, all of the common shares of Seaspan Corporation, which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held at the offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China, and any adjournment or postponement thereof, with all the powers and authority the undersigned would possess if personally present.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendation set forth on the reverse side.

Continued and to be signed on reverse side